TriplePoint Venture Growth BDC Corp.

2755 Sand Hill Road, Suite 150

Menlo Park, California 9402

May 11, 2018

VIA EDGAR

James E. O’Connor, Esq.

Kathy Churko

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	TriplePoint Venture Growth BDC Corp.
Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2
Filed on May 11, 2018 (File No. 333-223924)

Dear Mr. O’Connor and Ms. Churko:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, TriplePoint Venture Growth BDC Corp. (the “Company”) hereby respectfully requests acceleration of effectiveness of Pre-Effective Amendment No. 1 to the Company’s registration statement on Form N-2 (File No. 333-223924), including all amendments thereto (the “Registration Statement”), to 9:00 a.m., Eastern Time, on May 14, 2018, or as soon thereafter as possible.

In connection with the submission of the Company’s request for accelerated effectiveness of the Registration Statement, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

should the Securities and Exchange Commission (the “Commission”) or the staff thereof (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

TriplePoint Venture Growth BDC Corp.

By:	/s/ Sajal K. Srivastava
Name:	Sajal K. Srivastava
Title:	Chief Investment Officer, President, Secretary, and Treasurer